# DSM Press Release

**DSM, Corporate Communications,**
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Fax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

DSM

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Heerlen (NL), 9 January 2008



**DSM invests EUR 15 million in new resins plant in Meppen, Germany**

Royal DSM N.V., the leading Life Sciences and Materials Sciences company from the Netherlands, today announces that it will invest nearly EUR 15 million in the construction of a new plant for the production of wet polyesters and other specialty resins in Meppen, Germany.

The new production line will be built at the existing site of DSM NeoResins+ in Meppen. The plant will be completed in the first half of 2009 and will allow for further expansions in the future.

Wet polyesters represent an important and promising product line. With this expansion DSM NeoResins+ will reinforce its strong position in the fast growing (more than 8% per annum) and strategically important markets such as can, coil and niches in the decorative segments.

Mr Nico Gerardu, member of DSM's Managing Board and responsible for the Performance Materials cluster, gave the following comment: *"DSM Resins is a strategically very important business in DSM's accelerated transformation into a leading Life Sciences and Materials Sciences company. This investment in Meppen underlines DSM's belief in the strong growth potential of the resins business. Through this investment we are securing our long-term capacity to grow with our customers. The investment will furthermore ensure the growth of our recently launched innovations as well as innovations in the pipeline. "*

**About DSM NeoResins+**
DSM NeoResins+ is a global, customer-oriented leader in specialty resins operating from nine locations in five different countries with over 1,200 employees. Application driven, DSM NeoResins+ is geared to specific business segments and organized into four units linked to these business segments. The global responsibility of the four units ensures fast decision-making and short times to market. In line with DSM's corporate strategy, DSM NeoResins+ strives to be among the world's leading companies in the areas of safety, health and environmental management. One of DSM NeoResins+ key priorities is to design resin systems with tomorrow's environmental requirements in mind, guided by our Product Stewardship principles. DSM NeoResins+ is part of the DSM Resins business group.

**About DSM**
DSM creates innovative products and services in life sciences and materials sciences, contributing to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and enjoyable way of living. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrics & electronics, life protection and housing. The company strategy, *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. The key drivers of this strategy are market-driven growth and innovation, an increased presence in emerging economies and operational excellence. DSM has annual sales of almost EUR 9 billion and

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employs some 22,000 people worldwide. The company is headquartered in the Netherlands, with locations in Europe, Asia, the Americas, Africa and Australia. More information on DSM can be found at www.dsm.com.

**For more information:**

DSM Corporate Communications
Nelleke Barning
tel. +31 (0) 45 5782017
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations

tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

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